December 1, 2020	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc.
Registration Statement on Form S-1
Filed on November 16, 2020
File No. 333-250118

Ladies and Gentlemen:

On behalf of our client, Airbnb, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”). The Company previously filed the Registration Statement on November 16, 2020. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 25, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

December 1, 2020

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Goodwill and Impairment of Long-Lived Assets, page 181

1.

We note your discussions in MD&A and elsewhere throughout your filing in regard to the adverse conditions affecting the travel industry that have occurred during the nine months ended September 30, 2020, and which have adversely impacted your business and results of operations during this period. Given these unfavorable market conditions during the first three quarters of 2020, and considering that your revenue, loss from operations, net loss and cash flows from operating activities all were negatively impacted for the nine month period ended September 30, 2020, as compared to the comparable period of the prior year, please tell us whether you performed an interim impairment test of your goodwill and intangible assets pursuant to the guidance in ASC 350-20-35-30 and ASC 350-30-35-18. If not, please explain in detail why you believe the unfavorable macroeconomic conditions described in MD&A and the related unfavorable changes in your consolidated results, did not represent a significant adverse change in business climate that could affect the value of your goodwill and intangible assets and which would trigger an impairment analysis.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as a result of negative cash flows and the reduction in key financial and operating measures resulting from the impact of the COVID-19 pandemic on its business, the Company performed an interim impairment test for goodwill and intangible assets as of June 30, 2020 based on the events and circumstances that had occurred subsequent to the annual impairment test performed in the fourth quarter of 2019.

The primary indicators triggering the interim impairment test were the significant declines in key operating and financial measures, including Nights and Experiences Booked, Gross Booking Value, and reductions in revenue experienced in the first two months of the second quarter of 2020, and the significant cash used in operations in the first half of 2020. In addition, the Company announced a restructuring action in the second quarter of 2020.

In assessing whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount, the Company supplementally advises the Staff that the Company has a single reporting unit. In addition, the Company has a single asset group for evaluation of long-lived asset impairment. The Company further advises the Staff that as of June 30, 2020, the carrying value of the Company’s single reporting unit and asset group was approximately $1.6 billion, including the carrying value of goodwill and intangible assets of approximately $650 million and $80 million, respectively.

December 1, 2020

In assessing whether it was more likely than not that the fair value of the reporting unit was less than its carrying value, the Company’s analysis considered various factors including the following:

•

As disclosed on pages 146 and 147 of Amendment No. 1, the modest recovery in June 2020 of certain key operating metrics including Nights and Experiences Booked and Gross Booking Value relative to the decreases experienced in the same metrics in April and May 2020 compared to prior periods.

•

Contemporaneous valuation reports prepared by an independent valuation specialist used by management in estimating the fair value of the Company’s common stock as of March 31, 2020 and June 30, 2020 indicated an enterprise value in excess of $20 billion at both dates. The valuation considered management’s future financial forecasts and applied observed market multiples of comparable companies. There were no changes to comparable companies from prior valuations performed to ensure comparability with prior periods and to include any fluctuations in market value of those comparable companies. Based on the valuation reports from the Company’s independent valuation specialist, the enterprise value of the Company declined approximately 35% as of June 30, 2020 compared to December 31, 2019, highlighting the impact that the COVID-19 pandemic had on the Company’s overall enterprise value. As of September 30, 2020, the Company had met or exceeded the financial and operating forecasts used in the March 31, 2020 and June 30, 2020 valuations.

•	Trends in global accommodations, including business and non-business travel, as well as other market data, such as the number of scheduled airline flights which indicated signs of improvement.

Based on a comparison of the carrying value of the reporting unit as of June 30, 2020 of approximately $1.6 billion and the enterprise value in excess of $26 billion, additional evaluation was not considered necessary. As the fair value of the Company’s single reporting unit continued to be substantially in excess of its carrying value at the end of the second quarter of 2020, there was no impairment of the Company’s goodwill in 2020. In addition, based on the Company’s evaluation of triggering events and future expected cash flows associated with its single asset group, no impairment of intangible assets was considered necessary. Further, there have been no triggering events subsequent to the Company’s evaluation in the second quarter of 2020 requiring an assessment of impairment of its goodwill or intangible assets.

December 1, 2020

Class A, Class B, Class C, and Class H Common Stock, page 306

2.

We note that your Class C common stock will have no voting rights and that you have no plans to issue Class C common stock. Please revise your disclosure here and throughout your prospectus, as appropriate, to fully describe the purpose of the Class C common stock and how any future issuance of Class C stock accomplishes this purpose, as well the impact of Class C issuances on the voting and economic power of Class A and Class B holders. Please also disclose the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares. In addition, please revise your risk factors to include a detailed discussion of the material risks relating to the issuance of Class C shares, including, but not limited to, the potential conflict of interest presented by a misalignment of the Class B holders’ voting control and economic interest, the attractiveness and liquidity of Class C common stock, and anti-takeover effects, as applicable. Please also revise your Summary to include a discussion of your multi-class structure, including the purpose and material risks of such structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 98, 323, and 324 of Amendment No. 1.

Forum Selection, page 316

3.

We note your updated disclosure states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure here and in your risk factors to address the questions of enforceability with respect to this section of the provision. In addition, please revise your risk factor disclosure to include a more detailed discussion of the risks associated with an exclusive forum provision, such as increased costs to investors to bring a claim and the potential to discourage claims or limit an investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103, 331, and 332 of Amendment No. 1.

December 1, 2020

Consolidated Financial Statements

Note 14. Income Taxes, page F-62

4.

Reference is made to page F-66 where you discuss the corrections made to total unrecognized tax benefits for the year ended December 31, 2019. Please explain this correction to us in further detail. In doing so, please tell which financial statement line items were impacted. If no financial statement line items were impacted, please explain why.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the corrections to the unrecognized tax benefits for the year ended December 31, 2019 had no impact on any financial statement line items for any of the periods presented.

ASC 740-10-50-15A, Income Taxes (“ASC 740”), requires entities to disclose a reconciliation of the beginning and ending balances of the gross unrecognized tax benefits from uncertain tax positions. Furthermore, this rollforward must include all unrecognized tax benefits whether they are reflected as a liability or as a decrease in a deferred tax asset. The most significant components of these particular line items in the 2019 tabular rollforward related to the remeasurement of the Company’s 2013 platform contribution amount in connection with its sale of intellectual property to a subsidiary and the exclusion of stock-based compensation in the Company’s cost sharing and management service fees intercompany arrangements, both of which were adjusted in the second quarter of 2019 to reflect new information received from the Internal Revenue Service from their audit of the Company’s 2013 tax year and a Ninth Circuit Court of Appeals decision related to the Altera case, respectively. The Company incorrectly reported only the unrecognized tax benefits that resulted in an increase in a liability and related income tax expense or the amounts impacting the financial statements. Due to the Company’s full valuation allowance on its U.S. deferred tax assets, the amount of additional taxable income offset by available deferred tax assets, chiefly net operating losses and research and development tax credits, resulted in no impact to the financial statements. ASC 740 provides that uncertain tax benefits that reduce available attributes should be included in the tabular rollforward. For clarity, the previously reported gross uncertain tax benefits table for fiscal year 2019 inadvertently included deferred tax assets that could be utilized as an offset to the uncertain tax benefit amounts. Accordingly, the Company has corrected the rollforward schedule for fiscal year 2019 to increase the amount of uncertain tax benefits while disregarding the availability of other deferred tax assets that might offset the uncertain tax benefit in accordance with the disclosure requirements of ASC 740. The fiscal year 2017 and 2018 amounts presented in the gross uncertain tax benefits table were correctly disclosed on a gross basis in the previously filed consolidated financial statements.

As part of the evaluation of the disclosure error, the Company considered whether restatement of the prior period financial statements would be required based on Staff Accounting Bulletin No. 99: Materiality (“SAB 99”). This included an evaluation of quantitative and qualitative factors as outlined in SAB 99. Based on this determination, and in consultation with the Company’s Audit Committee, the Company determined that restatement of the 2019 financial statements was not necessary and appropriate disclosure of the correction was included. The Company also evaluated the control implications of this disclosure error by considering indicators of a material weakness in accordance with Public Company Accounting Oversight Board Bylaws and Rules—Standards—AS5 and noted that the indicators were not present or not applicable.

* * *

December 1, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	(via email)

Rich Baer, Chief Legal Officer, Airbnb, Inc.

Dave Stephenson, Chief Financial Officer, Airbnb, Inc.

David Bernstein, Chief Accounting Officer, Airbnb, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP